October 18, 2013

Ms. Katherine Hsu
Office Chief
Securities and Exchange Commission
Division of Corporation Finance
Office of Structured Finance
Washington, D.C. 20549

Re:
J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5
J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6
J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX
Forms 10-K for Fiscal Year Ended December 31, 2012
Filed March 28, 2013
Forms 10-D
Filed July 25, 2013
File Nos. 333-165147-01, 333-165147-02 and 333-165147-03

Dear Ms. Hsu:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”).  We have reviewed your letter dated October 7, 2013 (the “Letter”) providing comments of the staff of the Division of Corporation Finance (the “Staff”) on the filings referenced above and have discussed the comments with various representatives of the Registrant.  In addition, we have have had further discussions with the Registrant as to the matters that were the subject of our telephone calls with you on Wednesday, Ocober 16th.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX

1.
We note your response to comment 1 of our letter dated September 18, 2013 and reissue in part. We note that you state that the Registrant is willing to disclose in the Form 10-D filings that after distributions on a distribution date, no material funds remain in any such transaction accounts other than funds to be distributed on the next

Michael S. Gambro    Tel  212 504 6825    Fax  212 504 6666    michael.gambro@cwt.com

distribution date. Please supplementally confirm that you will provide such disclosure in future filings and that you will also provide in future filings on Form 10-D disclosure of any funds collected during a Due Period and deposited in these accounts that were not distributed in accordance with your disclosure (e.g., on the related distribution date). Also, please confirm that any deviation from the transaction agreements with respect to the periodic distributions of all funds on deposit in these accounts would be assessed and reflected, as appropriate, in the serving assessment(s) under Item 1122 of Regulation AB and servicer compliance report(s) under Item 1123 of Regulation AB for the year in which the deviation occurred.

The Registrant confirms that future Form 10-D filings for each of the above-referenced transactions (as well as for the Registrant’s other transactions for which such Form 10-D filings are being made) will contain disclosure consistent with the following language: “Except as otherwise disclosed in this report, no material funds are permitted under the pooling and servicing agreement to remain in any transaction account established thereunder after distributions are made from funds in that account to investors on a distribution date, or after remittances are made on the applicable remittance date to the trustee or certificate administrator of funds to be distributed to investors on the related distribution date, as applicable, other than (a) funds to be distributed on the next distribution date, and (b) funds permitted under the pooling agreement to be held to pay expenses permitted to be paid or reimbursed under the pooling agreement.”  In addition, the Registrant acknowledges its reporting responsibility under Section 6.04 of Form 8-K in the event of a failure to make a material distribution as required under the pooling and servicing agreement.

Finally, the Registrant confirms that it will undertake to require the reporting in Form 10-Ds of beginning and ending transaction account balances (based on monthly beginning and ending dates appropriate for the applicable transaction account) in pooling and servicing agreements (or other applicable securitization transaction agreements) for its future securitization transactions.

In responding to the Staff’s comments, the Registrant has authorized us to acknowledge on its behalf, and we hereby acknowledge, that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:           David Beaning, Esq.
Brian Baker
Bianca A. Russo, Esq.
David Burkholder, Esq.